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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32829

JUL 2 8 2006



06050064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __MARCH 1, 2004__ AND ENDING __FEBRUARY 28, 2005__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAFFER ADVISORS INCORPORATED

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5405 MOREHOUSE DRIVE, SUITE 340
(No. and Street)

SAN DIEGO,	CALIFORNIA	92121-4275
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

HOWARD J. APPEL, CHIEF FINANCIAL OFFICER   (858) 458 – 0811
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY AND HANSON, A CPA CORPORATION
(Name – if individual, state last, first middle name)

4275 EXECUTIVE SQUARE, SUITE 200	LA JOLLA	CALIFORNIA	92037-1476
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 07 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

LAFFER ADVISORS INCORPORATED

FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 28, 2005

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

LAFFER ADVISORS INCORPORATED

Table of Contents

OATH OR AFFIRMATION

I, <u>Howard J. Appel, Chief Financial Officer,</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>LAFFER ADVISORS INCORPORATED,</u> as of <u>February 28, 2005</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Howard J. Appel

(Title)   Chief Financial Officer

STATE OF CALIFORNIA)	On this _____ day of April in the year 2005 before me, Jennifer Lynn Rivers a
COUNTY OF SAN DIEGO)	Notary Public, State of California, duly commissioned and sworn,

personally appeared Howard Appel _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name is/are subscribed to the within instrument, and acknowledged to me that _____ he _____ executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

_____
Notary Public, State of California

My commission expires May 22, 2008

(Seal)

JENNIFER LYNN RIVERS
Commission # 1490851
Notary Public - California
Los Angeles County
My Comm. Expires May 22, 2008

This report ** contains (check applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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World-wide representation through IA International
An international affiliation of independent accounting firms

INDEPENDENT AUDITORS' REPORT

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

Board of Directors
Laffer Advisors Incorporated
San Diego, California

We have audited the accompanying statement of financial condition of Laffer Advisors Incorporated (a wholly-owned subsidiary) as of February 28, 2005, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As more fully described in Note 1, the Company is a wholly-owned subsidiary of Laffer Associates and has material transactions with its Parent.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Laffer Advisors Incorporated (a wholly-owned subsidiary) as of February 28, 2005, and the results of operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY AND HANSON
A CPA CORPORATION

Bruce A. Hanson, CPA

March 22, 2005

3

ASSETS

Cash and cash equivalents	$ 135,534
Net commissions receivable from brokers and dealers	23,617
	$ 159,151

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Parent Company	74,212
Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	$ 126,624
Retained deficit	(41,685)
	84,939
	$ 159,151

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

STATEMENT OF LOSS

FOR THE YEAR ENDED FEBRUARY 28, 2005

REVENUE

Commission income	$ 201,054
Interest income	223
	201,277

EXPENSES

Facilities and administrative service fees to Parent Company	158,080
Commissions paid to other Broker-Dealers	46,243
Other	21,435
	225,758
Net loss	$ (24,481)

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED FEBRUARY 28, 2005

	Common Shares Outstanding	Common Stock	Retained (Deficit)	Total Stockholder's Equity
February 29, 2004	100	$ 126,624	$ (17,204)	$ 109,420
Net loss	-	-	(24,481)	(24,481)
February 28, 2005	100	$ 126,624	$ (41,685)	$ 84,939

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED FEBRUARY 28, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(24,481)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Increase in commissions receivable		
from brokers and dealers		(5,465)
Increase in due to Laffer Associates		62,727
Net cash provided by operating activities		32,781
Net increase in cash and cash equivalents		32,781
Cash and cash equivalents, beginning of year		102,753
Cash and cash equivalents, end of year	$	135,534

See notes to financial statements.

1. DESCRIPTION OF COMPANY AND RELATED PARTY TRANSACTIONS

Laffer Advisors Incorporated (the "Company") is a wholly-owned subsidiary of Laffer Associates (the "Parent Company"), a California corporation. The Company is registered as a Broker-Dealer with the National Association of Securities Dealers, Inc. ("NASD").

The Company may act in the capacity as a Broker-Dealer for its economic consulting clients to effect security transactions through another Broker-Dealer on a fully-disclosed basis. The Company pays a commission to the other Broker-Dealer. The Company does not currently manage or hold client securities. The Company records net commissions receivable resulting from settled transactions net of commissions payable to the clearing Broker-Dealer.

The Parent Company furnishes facilities and administrative services to the Company for which it charges a negotiated fee based upon revenues and available cash flow. For the year ended February 28, 2005, the Company paid fees in the amount of $158,080 to the Parent Company. As of February 28, 2005, the Company owed its Parent Company $74,212.

The Company considers all highly liquid investments, such as money market accounts, purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents balances at a financial institution located in San Diego, California. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At February 28, 2005, the Company had uninsured cash and cash equivalents balances of approximately $35,900.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is required under the provisions of the Securities Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $50,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At February 28, 2005, the Company's net capital was $84,939 and the Company's aggregate indebtedness was $74,212.

3. INCOME TAXES

A separate-return method is utilized that allocates current and deferred taxes to members of the consolidated group by applying the provisions of FASB Statement No. 109, *Accounting for Income Taxes*, to each member as if it were a separate taxpayer.

LAFFER ADVISORS INCORPORATED

SUPPLEMENTAL SCHEDULES

LAFFER ADVISORS INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

FEBRUARY 28, 2005

Total ownership equity from statement of financial condition	$ 84,939
Total non-allowable assets	-
Net capital	$ 84,939
Minimum net capital required (based on aggregate indebtedness)	$ 4,948
Minimum net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 34,939
Excess net capital at 1,000%	$ 77,518
Total aggregate indebtedness	$ 74,212

LAFFER ADVISORS INCORPORATED

SCHEDULE II - EXEMPTIVE PROVISION UNDER RULE 15c3-3

FEBRUARY 28, 2005

An exemption from Rule 15c 3-3 is claimed based on:

All customer transactions cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

Bear Stearns Securities Corp.   SEC No. 8-43724

LAFFER ADVISORS INCORPORATED

SCHEDULE III - RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

FEBRUARY 28, 2005

Net capital as reported in Part IIA of the Company's FOCUS report at February 28, 2005	$ 84,939
Regulatory net capital, per audit	$ 84,939

LAFFER ADVISORS INCORPORATED

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL




CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT

ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Laffer Advisors Incorporated
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Laffer Advisors Incorporated (the Company), (a wholly-owned subsidiary), for the year ended February 28, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Laffer Advisors Incorporated
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Laffer Advisors Incorporated (a wholly-owned subsidiary) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CORADINO HICKEY AND HANSON
A CPA CORPORATION

Bruce A. Hanson

Bruce A. Hanson, CPA

March 22, 2005

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